Filed by: Banca Monte dei Paschi di Siena S.p.A Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Mediobanca - Banca di Credito Finanziario SpA Commission File No.: 132-02872
A Clear and Simple Commercial Bank, Revolving Around Customers, Combining Technology With Human Touch Siena, 6th February 2025 4Q-24 & FY-24 Preliminary Results

2 Disclaimer (1/2) IMPORTANT - YOU MUST READ THE FOLLOWING BEFORE CONTINUING: The information set out in this presentation is not intended to form the basis of any contract. By attending (whether in person, by telephone or webcast) this presentation or by reading the presentation slides, you agree to the conditions set out below. This presentation (including any oral briefing and any question-and-answer session in connection with it) is for information only. This presentation is not intended to, and does not constitute, represent or form part of any offer to exchange or purchase, invitation, inducement or solicitation of an offer to buy or exchange, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. It must not be acted on or relied on in connection with any contract or commitment whatsoever. It does not constitute a recommendation regarding any securities. Nothing herein should be construed as financial, legal, tax, accounting, actuarial or other specialist advice. Any such offer or solicitation will be made only pursuant to an official offer documentation approved by the appropriate regulators. The release, presentation, publication or distribution of this presentation in jurisdictions other than Italy may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than Italy should inform themselves about and observe any applicable requirements. It is your responsibility to satisfy yourself as to the full observance of any relevant laws and regulatory requirements. Any failure to comply with applicable requirements may constitute a violation of the laws and/or regulations of any such jurisdiction. The information pertaining to MEDIOBANCA - Banca di Credito Finanziario Società per Azioni has been derived from publicly available sources. Such information has been independently prepared by MEDIOBANCA - Banca di Credito Finanziario Società per Azioni and other available sources, and Banca Monte dei Paschi di Siena S.p.A. has neither independently verified its accuracy nor performed any due diligence thereon. Consequently, Banca Monte dei Paschi di Siena S.p.A. disclaims any responsibility or liability for the content, accuracy, or completeness of such information. This document was prepared by the Company solely for information purposes. The information contained herein provides a summary of the Group’s year-end 2024 financial statements and is not complete. Year-end 2024 complete financial statements will be available on the Company’s website at www.gruppomps.it. The information, statements and opinions contained in this presentation are for information purposes only and do not constitute (and are not intended to constitute) an offer of securities for sale, or solicitation of an offer to purchase or subscribe securities, nor shall it or any part of it form the basis of, or be relied upon in connection with, or act as any inducement or recommendation to enter into any contract or commitment or investment decision whatsoever. Any recipient is therefore responsible for his own independent investigations and assessments regarding the risks, benefits, adequacy and suitability of any operation carried out after the date of this document. To the extent applicable, any industry and market data contained in this document has come from official or third-party sources. Third-party industry publications, studies and surveys generally state that the data contained therein has been obtained from sources believed to be reliable, but that there is no guarantee of the fairness, quality, accuracy, relevance, completeness or sufficiency of such data. The Company has not independently verified such data contained therein. In addition, some industry and market data contained in this document may come from the Company’s own internal research and estimates, based on the knowledge and experience of the Company’s management in the market in which the Company operates. Any such research and estimates, and their underlying methodology and assumptions, have not been verified by any independent source for accuracy or completeness and are subject to change without notice. Accordingly, undue reliance should not be placed on any of the industry or market data contained in this document. Neither the Company nor any member of the Group nor any of its or their respective representatives, directors, or employees shall be liable at any time in connection with this presentation or any of its contents for any damages including, but not limited to, loss of profits or loss of opportunity, or any other liability whatsoever which may arise in connection with any use and/or reliance placed on this presentation. The Company, the Group and their representatives undertake no obligation to provide the recipients with access to any additional information or to update or revise this document or to correct any inaccuracies or omissions contained herein that may become apparent. This presentation shall remain the property of the Company. NOT FOR RELEASE, PRESENTATION, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY IN AUSTRALIA, CANADA, OR JAPAN (OR IN OTHER COUNTRIES, AS DEFINED BELOW): The public voluntary exchange offer described in this presentation (the “Offer”) shall be promoted by Banca Monte dei Paschi di Siena S.p.A. (the “Company” or “Offeror”) on all the ordinary shares of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni. This document does not constitute an offer to buy or sell MEDIOBANCA - Banca di Credito Finanziario Società per Azioni’s shares or the shares of the Company. Prior to the commencement of the tender period of the Offer, as required under applicable regulations, the Offeror shall publish an offer document and an exemption document, which the shareholders of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni shall carefully examine. The Offer will be made in Italy and will be addressed, on equal terms, to all holders of shares of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni. The Offer will be made in Italy as the shares of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni are listed on Euronext Milan, organized and managed by Borsa Italiana S.p.A. and, without prejudice to the following, the Offer is subject to the obligations and procedural requirements provided for by Italian law. The Offer is not being made or disseminated in Canada, Japan and Australia, or any other country in which such Offer is not authorized or to any person to whom such offer or solicitation is not permitted by law (the “Excluded Countries”). Partial or complete copies of any documents to be issued by the Offeror in connection with the Offer shall not be sent, nor shall they be transmitted, or otherwise distributed, directly or indirectly, in the Excluded Countries. Any person receiving such documents shall not distribute, send or dispatch them (whether by post or by any other means or instrumentality of communication or commerce) in the Excluded Countries. Any acceptances of the Offer resulting from solicitation activities carried out in violation of the above limitations will not be accepted. This presentation, as well as any other document issued by the Offeror in connection with the Offer, shall not constitute or form part of any offer to purchase or exchange, or any solicitation of offers to sell or exchange, securities in any of the Excluded Countries. Tendering in the Offer by persons residing in jurisdictions other than Italy may be subject to specific obligations or restrictions imposed by applicable legal or regulatory provisions of such jurisdictions. Recipients of the Offer are solely responsible for complying with such laws and, therefore, before tendering in the Offer, they are responsible for determining whether such laws exist and are applicable by relying on their own advisors. The Offeror does not accept any liability for any violation by any person of any of the above restrictions.

3 Disclaimer (2/2) IMPORTANT INFORMATION: In connection with the Offer, the required offer document will be sent to Commissione Nazionale per le Società e la Borsa (“CONSOB”) and, to the extent that the shares issued in connection with the proposed voluntary public exchange offer will be required to be registered in the United States, a registration statement on Form F-4, which will include the Exemption Document or, to the extent needed, a prospectus, may be filed with the United States Securities and Exchange Commission (“SEC”). If an exemption from the registration requirements of the U.S. Securities Act of 1933 (the “Securities Act”) is available, the shares issued in connection with the proposed voluntary public exchange offer will be made available within the United Sates pursuant to such exemption and not pursuant to an effective registration statement on Form F-4. Investors and shareholders of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni are strongly advised to read the documents that will be sent to CONSOB, the registration statement and the Exemption Document or prospectus, if and when available, and any other relevant documents sent to, or filed with, CONSOB and/or the SEC, as well as any amendments or supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the Exemption Document or the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent. This presentation does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities, nor shall there be any offer to purchase, solicitation, sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this presentation may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this presentation should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed voluntary public exchange offer disclaim any responsibility or liability for the violation of such restrictions by any person. To the extent permissible under applicable law or regulation in Italy and pursuant to either exemptive relief from Rule 14e-5 granted by the SEC or the exemptions available under Rule 14e-5(b) under the U.S. Exchange Act, the Company and its affiliates or brokers (acting as agents for the Company or its affiliates, as applicable) may from time to time, and other than pursuant to the Offer, directly or indirectly purchase, or arrange to purchase, shares of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni, that are the subject of the Offer or any securities that are convertible into, exchangeable for or exercisable for such shares, including purchases in the open market at prevailing prices or in private transactions at negotiated prices outside the United States. To the extent information about such purchases or arrangements to purchase is made public in Italy, if any such purchases are made, such information will be disclosed by means of a press release or other means reasonably calculated to inform U.S. shareholders of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni of such information. In addition, the financial advisors to the Company, may also engage in ordinary course trading activities in securities of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni, which may include purchases or arrangements to purchase such securities. The shares to be issued in connection with the proposed voluntary public exchange offer may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration. FORWARD-LOOKING STATEMENTS: This presentation contains forward-looking information and statements about the Company and its combined business after completion of the proposed voluntary public exchange offer. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “may,” “will,” “should,” “plan,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” “project,” “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Although the management of the Company believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of the Company’s shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of the Company, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by the Company to CONSOB. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts, including, without limitation, those regarding the Company’s future financial position and results of operations, strategy, plans, objectives, goals, and targets, and future developments in the markets where the Company participates or is seeking to participate. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements as a prediction of actual results. The Company’s ability to achieve its projected objectives or results is dependent on many factors that are outside management’s control. Actual results may differ materially from (and be more negative than) those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and is based on certain key assumptions. All forward-looking statements included herein are based on information available to the Company as of the date hereof. The Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this presentation. Pursuant to paragraph 2, article 154-bis of the Consolidated Finance Act, the Financial Reporting Officer, Mr. Nicola Massimo Clarelli, declares that the accounting information contained in this document corresponds to the document results, books and accounting records.

4Q-24 & FY-24 Executive Summary

- FY-24 net profit at €1,951m (+16.9% y/y on comparable basis) driven by solid operating performance also in 4Q, with net profit of €385m
- FY-24 gross operating profit at €2,165m, up +10.8% y/y thanks to revenues growth +6.2% y/y and effective cost management enabling to partially absorb the impact of the new labour contract and inflation. Gross operating profit in the quarter at €520m
- Core revenues at €3,821m in 2024, up +5.7% y/y (+1.0% q/q), thanks to NII up +2.8% y/y, fairly stable in 4Q at €588m level, and strong development in fees income growing +10.8% y/y, with €373m contribution in 4Q (+4.9% q/q). Excellent performance in wealth management and advisory fees (+19.0% y/y)
- Stock and new business trends confirm the solidity of MPS franchise, with WM gross inflows up +40% y/y and retail mortgages and consumer finance new business up +26% and +21% respectively y/y
- Total commercial savings(1) up by more than €9bn since the beginning of the year, with strong growth in 4Q-24 (+2.1% q/q) in all components. Positive net customer loans dynamics in 4Q-24 with retail and SMEs up +0.9%, allowing to outperform the market in 2024 in total loans
- FY-24 cost of risk at 53bps in line with guidance. Gross NPE ratio at 4.5%, net NPE ratio at 2.4% and NPE coverage at 48.5%
- Sound liquidity position with unencumbered counterbalancing capacity at €33bn; ECB funding confirmed at 7% of total liabilities; LCR at 166% and NSFR at 134%
- CET1 FL at 18.2%(2), net of dividend to be proposed to the upcoming AGM, for an amount of ….

MONTE DEI PASCHI DI SIENA
BANCA DAL 1472

Notes: (1) Direct and indirect commercial funding. (2) Dec-24 ratios calculated including net profit for the period, subject to the ECB authorization, and net of €1.083m of dividend distribution, subject to the AGM approval.

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5 … €1,083m, for a Dividend Yield of 14%, top of the banking sector €0.86 per share, a total of €1,083m D/Y 14%(1) Notes: The dividend distribution will be subject to the AGM approval. (1) On the basis of stock price as at 31 January 2025. (2) Source: FactSet as of 31-Jan-25. Dividend yield calculated as DPS / Price. The sample includes: Banco BPM, BBVA, BMPS, BNP Paribas, BPER, CaixaBank, Commerzbank, Crédit Agricole, Deutsche Bank, Erste, ING, ISP, KBC, Mediobanca, Santander, SocGen, UBS, UCG. Dividend yields(2) 14% 10% 9% 8% 8% 7% 7% 7% 7% 7% 6% 5% 5% 4% 4% 3% 3% 2%

6 1,236 1,445 471 FY-23 FY-24 318 4Q-23 3Q-24 4Q-24 Net Profit Quarterly Evolution (€m) Yearly Evolution (€m) -4.9% 1,123 407 • FY-24 net profit at €1,951m, up + 16.9% y/y on comparable basis driven by a sound operating performance, with 4Q-24 net profit contribution of €385m 466 339 (1) (2) 385 2,052 506 1,951 (1) +16.9% 345(1) (2) Notes: (1) Positive net tax. (2) Net release of provisions for legal risk. 390 348

7 508 539 520 4Q-23 3Q-24 4Q-24 485 467 477 4Q-23 3Q-24 4Q-24 940 952 961 4Q-23 3Q-24 4Q-24 Gross Operating Profit Quarterly Evolution Operating Income (€m) Gross Operating Profit (€m) Operating Costs (€m) Core revenues (NII + Fees) Other financial revenues Cost/Income 1,007 49% 46% +2.4% 993 -1.0% +0.4% +2.0% -1.7% -3.7% 48% 996 • 4Q-24 gross operating profit at €520m, up +2.4% y/y, thanks to stable operating income and lower operating costs. Quarterly dynamics affected by typical Q4 costs seasonality +1.0%

8 1,954 2,165 FY-23 FY-24 1,843 1,869 FY-23 FY-24 3,614 3,821 FY-23 FY-24 Operating Income (€m) Gross Operating Profit (€m) Operating Costs (€m) 46% Core revenues (NII + Fees) Other financial revenues Cost/Income 49% +6.2% Gross Operating Profit Yearly Evolution +10.8% +1.4% 3,797 4,034 • FY-24 gross operating profit at €2,165m, up +10.8% y/y driven by revenues growth +6.2% y/y and effective cost management enabling to partially absorb the impact of the new labour contract and inflation • FY-24 cost/income ratio at 46% reduced from 49% in FY-23

9 604 596 588 335 356 373 4Q-23 3Q-24 4Q-24 Core Revenues (Net Interest Income + Net Fee and Commission Income) Yearly Evolution (€m) +5.7% Quarterly Evolution (€m) +1.0% +2.3% • FY-24 core revenues at €3,821m, up +5.7% y/y thanks to the increase in both NII and fees • 4Q-24 core revenues at €961m up +1.0% q/q driven by increased fees and resilient NII despite the decrease of interest rates 940 952 961 Net Fees & Commission Income Net Fees & Commission Income Net Interest Income 2,292 2,356 1,322 1,465 FY-23 FY-24 3,614 3,821 Net Interest Income

10 Core Revenues driven by strong commercial performance 157.9 167.2 Dec-23 Dec-24 Total Commercial Savings(1) (€bn) 10.4 14.6 Dec-23 Dec-24 WM Gross Inflows (€bn) 2.7 3.4 Dec-23 Dec-24 New Retail Mortgages (€bn) 0.9 1.1 Dec-23 Dec-24 New Consumer Finance (€bn) Managerial data. Notes: (1) Commercial savings, in indirect funding, not including certain institutional assets, as per business plan targets. +6% +40% • Commercial focus on key strategic areas reflected in 2024 production with €3.4bn of new retail mortgages, €1.1bn of new consumer finance, more than €9bn additional savings and 40% growth in WM gross inflows +26% +21%

11 604 596 588 4Q-23 3Q-24 4Q-24 2,292 2,356 FY-23 FY-24 Net Interest Income Lending rate Funding rate Spread Yearly Evolution (€m) 4.10% 0.69% 3.41% 4.31% 1.13% 3.18% -23bps +2.8% Quarterly Evolution (€m) 4.44% 1.01% 4.29% 1.14% -6bps -1.3% -2.7% -33bps 3.43% 3.16% 4.09% 0.99% 3.10% • FY-24 NII at €2,356m, up +2.8% y/y mainly thanks to the optimization of the overall cost of funding • 4Q-24 NII at €588m down -1.3% q/q with a resilient commercial spread also thanks to the effective management of cost of commercial funding

12 Net Customer Loans Notes: (1) Loans presented net of repos and NPEs. 2023 figures have been recast on the basis of a different client segmentation and including the effect of the merger of MPS CS and L&F. 62.8 63.1 62.6 61.5 62.0 6.1 6.2 6.2 6.0 6.4 Dec-23 Mar-24 Jun-24 Sep-24 Dec-24 -1.2% +0.9% Net Loans(1) (€bn) 32.1 30.6 31.0 30.6 32.1 32.1 29.5 31.9 Small business & medium enterprises Retail Large Corporate & Other 29.6 32.4 • Net customer loans development in 2024 better than the market, with positive dynamics in 4Q both in retail and SMEs, (+0.9% q/q), contributing to almost €1bn growth of total loans in the quarter

13 Total Commercial Savings Notes: (1) Managerial data. Commercial savings, in indirect funding, not including certain institutional assets, as per business plan targets. 71.4 71.8 74.4 72.2 74.3 29.9 32.1 31.8 32.4 33.2 56.6 57.8 58.3 59.2 59.6 Dec-23 Mar-24 Jun-24 Sep-24 Dec-24 Deposits AuC AuM +2.9% +0.7% Q/Q +5.3% vs Dec-23 +6.1% +5.8% 164.4 157.9 161.7 +2.1% 163.7 Total Commercial Savings(1) (€bn) 167.2 • Total commercial savings up more than €9bn since the beginning of the year (+5.8%), with a strong growth in 4Q-24 (+2.1% q/q) in all components

14 Notes: (1) Banking book: Amortized cost portfolio + Financial assets FVTOCI. FVTOCI credit spread sensitivity: before tax, for 1bp increase in the BTP/Bund spread. Figures from operational data management system. Nominal value for govies at AC; net position for govies at FVTPL. Total portfolio in March 2024 with slightly negative exposure in financial assets at FVTPL. FVTOCI Duration (years) Dec-23 Jun-24 FVTOCI Credit spread sensitivity (€m) 7.1 7.7 8.0 7.8 8.0 1.6 1.6 1.5 1.4 1.5 1.5 1.2 1.0 1.5 Dec-23 Mar-24 Jun-24 Sep-24 Dec-24 Amortized cost portfolio Financial assets FVTOCI Financial assets FVTPL 10.2 8.9 ~2.8 ~2.5 -0.5 -0.4 10.7 ~2.6 Mar-24 -0.5 10.2 Sep-24 ~2.3 -0.4 Italian Govies Portfolio Italian Govies Portfolio Breakdown(1) (€bn) Italian Govies Portfolio at FVTOCI 11.0 ~2.1 -0.4 Dec-24 • Banking book portfolio (AC+FVTOCI) at €9.5bn, with credit spread sensitivity of the FVTOCI portfolio confirmed at low level • Q/q dynamics of FVTPL portfolio related to market-making activity on Italian government bonds

15 150 173 176 4Q-23 3Q-24 4Q-24 335 356 373 4Q-23 3Q-24 4Q-24 185 183 198 4Q-23 3Q-24 4Q-24 Net Fee and Commission Income Quarterly Evolution Commercial Banking Fees (€m) Total Fees (€m) Wealth Management and Advisory Fees (€m) +6.6% +8.1% +11.4% +4.9% +17.4% +1.6% • 4Q-24 total fees at €373m, with strong +4.9% growth q/q, supporting a double-digit growth y/y (+11.4%) driven by excellent performance in WM (+17.4% y/y) and solid commercial banking fees (+6.6% y/y)

16 1,322 1,465 FY-23 FY-24 600 713 FY-23 FY-24 Total Fees (€m) Notes: (1) The split of net fee and commission income for FY-23 has been slightly changed compared to 2023 presentation to align with market best practices. Commercial Banking Fees(1) (€m) Wealth Management and Advisory Fees(1) (€m) +10.8% +4.1% Net Fee and Commission Income Yearly Evolution +19.0% 722 752 FY-23 FY-24 • FY-24 total fees at €1.465m, up +10.8% y/y, thanks to strong performance in wealth management and advisory fees (+19.0% y/y), supported by positive dynamics in commercial banking fees (+4.1% y/y), confirming MPS franchise strength

17 485 467 477 4Q-23 3Q-24 4Q-24 321 310 311 4Q-23 3Q-24 4Q-24 Operating Costs Quarterly Evolution HR Costs (€m) Operating Costs (€m) Non-HR Costs (€m) -3.0% +0.5% +2.0% -1.7% 164 158 166 4Q-23 3Q-24 4Q-24 +0.9% +4.9% • 4Q-24 operating costs at €477m (-1.7% y/y); q/q dynamics reflecting the typical last quarter seasonality in Non-HR component, with fairly stable HR costs

18 663 640 FY-23 FY-24 1,180 1,229 FY-23 FY-24 1,843 1,869 FY-23 FY-24 HR Costs (€m) Operating Costs (€m) Non-HR Costs (€m) Operating Costs Yearly Evolution +1.4% +4.2% -3.5% • FY-24 operating costs at €1,869m (+1.4% y/y), with ongoing optimization of non-HR costs (-3.5% y/y) partially offsetting the impact of the new labour contract driving HR costs +4.2% y/y

19 1.4 1.5 1.5 1.6 1.3 2.1 2.2 2.2 2.3 2.3 Dec-23 Mar-24 Jun-24 Sep-24 Dec-24 Bad loan UTP + Past due 1.6 1.7 1.7 1.8 1.6 0.8 0.8 0.9 0.9 1.0 1.1 1.1 1.2 1.2 1.1 Dec-23 Mar-24 Jun-24 Sep-24 Dec-24 Secured (RE) Secured (State) Unsecured 3.5 3.6 3.7 3.9 3.7 Dec-23 Mar-24 Jun-24 Sep-24 Dec-24 Gross NPE ratio(1) Net NPE ratio 4.4% 3.6 3.5 3.7 36% Bad loans/ Total NPEs 3.6 3.5 3.7 71% RE/State guarantee/ Total NPEs 3.9 3.9 2.3% 4.5% 2.3% 4.6% 2.4% 4.8% 2.5% Gross NPE Stock Gross NPE Stock (€bn) Breakdown by Category (€bn) Breakdown by type of guarantee (€bn) 4.5% 2.4% 3.7 3.7 Managerial data. Notes: (1) NPE ratio calculated as ratio of gross non-performing exposures to customers on total gross exposures to customers (no government securities). (2) Gross NPE stock of €3.6bn and Gross NPE ratio of 4.5% respectively pro forma for the sale of €0.3bn NPE loans. • Gross NPE stock at €3.7bn, with secured component >70% of the total • Gross NPE ratio at 4.5% and Net NPE ratio at 2.4% (2) (2) (2)

20 54 50 50 56 1Q-24 2Q-24 3Q-24 4Q-24 49.1% 49.9% 48.5% Dec-23 Sep-24 Dec-24 Total NPE Coverage 68.1% 37.6% 21.7% 68.4% 37.7% 22.8% 66.5% 38.8% 26.3% Bad loan Coverage UTP Coverage Past Due Coverage Dec-23 Sep-24 Dec-24 Coverage and Cost of Risk NPE Coverage Breakdown Cost of Risk (bps) 57 53 FY23 FY24 • Cost of risk at 53bps in FY-24, in line with 2024 guidance • NPE coverage at 48.5% after the completion of €0.3bn NPE disposal Notes: (1) Coverage ratio pro forma of 48.1% for the sale of €0.3bn NPE loans. (1)

21 130% 129% 134% 133% 134% Dec-23 Mar-24 Jun-24 Sep-24 Dec-24 163% 163% 164% 165% 166% Dec-23 Mar-24 Jun-24 Sep-24 Dec-24 9% 9% 7% 7% Dec-23 Mar-24 Jun-24 Sep-24 Dec-24 11% Funding & Liquidity Reduced Reliance on ECB funding (ECB Funding/Total Liabilities) LCR Evolution NSFR Evolution • Solid liquidity position, with unencumbered counterbalancing capacity at €33bn, LCR at 166% and NSFR at 134% • ECB funding represent 7% of total liabilities vs 11% in Dec-23

Capital

CET1 Ratio Fully Loaded(1)


18.1%
18.2%
18.1%
18.3%
18.2%
8.8%
Dec-23
Mar-24
Jun-24
Sep-24
Dec-24
SREP 2025

Fully Loaded Capital Ratios(1)

	Dec-23	Mar-24	Jun-24	Sep-24	Dec-24	SREP 2025(2)
CET1 ratio (%)	18.1%	18.2%	18.1%	18.3%	18.2%	8.79%
Tier 1 ratio (%)	18.1%	18.2%	18.1%	18.3%	18.2%	10.76%
Total capital ratio (%)	21.6%	21.6%	21.4%	21.6%	20.5%	13.39%

CET1 Ratio Fully Loaded: Quarterly Dynamics(1)


18.3%
+0.8%
-0.5%
-0.4%
18.2%
Sep-24
4Q-24 net profit
4Q-24 dividend (pay-out: 75%)
RWA and other
Dec-24

RWA Fully Loaded (€bn)


48.1
48.5
48.3
48.0
48.4
Dec-23
Mar-24
Jun-24
Sep-24
Dec-24

- CET1 FL ratio at 18.2%, including net profit of the period, net of dividend to be proposed to the upcoming AGM
- Solid buffer on Tier 1 ratio requirement above 700bps. Total Capital ratio already reflects the recent call on €400m of T2 finalized in January

MONTE DEI PASCHI DI SIENA
BANCA DAL 1472

Notes: (1) Dec-23 capital ratios net of €315m of dividend distribution. Mar-24 capital ratios include net profit of the period net of dividend (calculated on the basis of a pay-out ratio of 50% of the pre-tax profit). Jun-24 and Sep-24 capital ratios include net profit of the period, reduced by the dividend (calculated on the basis of a pay-out of 75% of the pre-tax profit). Dec-24 ratios calculated including net profit for the period, subject to the ECB authorization, and net of EUR 1.083 mln of dividend distribution, subject to the AGM approval. (2) Including CCb at 0.03% and systemic buffer at 0.36%.

22

23 Outlook 2025 Pre-tax Profit ▪ Expected to be at least In line with 2024 CET1 ratio FL ▪ Organic capital generation allowing to grow CET1 ratio while maintaining high shareholders’ remuneration Dividend ▪ Ambition to ensure stability year on year 2025 Outlook > 18.5% Cost of Risk ▪ Decreasing, thanks to proactive loan portfolio management Costs ▪ Costs trend mainly driven by full year impact of the new labour contract and investments for growth Net Interest Income ▪ Impact of the interest rate scenario weathered by the optimization of the business mix and the overall cost of funding Fees ▪ Expected to further grow, boosted by wealth management fees

24 Voluntary Public Exchange Offer launched by MPS on the ordinary shares of Mediobanca

25 We are Joining Forces with Mediobanca in a Unique Industrial Project ‘‘ Mediobanca is our partner of choice, the ally with whom we want to join forces to enter into a new phase of growth and value creation, sustained by a synergic and complementary business model, leveraging the strengths of our respective platforms and brands ’’

Mediobanca Highlights

Divisional Contribution

- Group's **profitability** mainly driven by **Insurance** (38% of net income) and **Consumer Finance** (28% of net income)
- **Lower contribution** of **Wealth Management** (15% of net income) and **CIB** (18% of net income), accounting together for **c.1/3 of net income**

Net income – Divisional contribution[1] (2024)



15%
18%
28%
38%
WM
CIB
CF
Insurance

Financial performance

- **CIB and Consumer Finance broadly flat** over 2022-24
  - **CIB** (-1% net income CAGR 2022-24) impacted by **growing costs** (+13%), **more than offsetting revenue growth** (+9%)
  - **CF** (+2% net income CAGR 2022-24) impacted by **growing costs** (+8%) and **LLP** (+15%)
- **Growing contribution** from **Insurance**[2] and **WM**
  - **Contribution** of **Insurance**[2] **increased over time** (from 30% of net income[1] in 2022 to 38% in 2024)
  - **WM** (+25% net income CAGR 2022-24), mainly **driven by NII** (+20%)

Net income CAGR by division[2] (2022-24)



18%
(1%)
2%
25%
28%
Group
CIB
CF
WM
Insurance

MONTE DEI PASCHI DI SIENA
BANCA DAL 1472

Note: Figures from publicly available data or elaborated by MPS on the basis of public available data. For Medoibanca disclosure refers to full-year ending in June. (1) Calculated excluding Holding Functions and Adjustments; (2) Insurance division refers to PI division in 2022

26

27 Mediobanca Highlights (cont’d) Relative Contribution MPS-MB MB Market Valuation ▪ Mediobanca market cap supported by growing weight of Generali stake (worth c.€6bn) ▪ As of January 23rd 2025, the c.13% stake in Generali accounts for c.47% of the market cap ▪ Mediobanca market cap excl. Generali stake equals to €6.7bn 1Y ago 23-Jan 47% 41% 53% 59% €12.7bn €10.1bn 23-Jan 1Y ago Mediobanca market cap and 13% Generali stake contribution 13% Generali stake Mediobanca w/o 13% Generali stake Note: Figures from publicly available data or elaborated by MPS on the basis of public available data. FactSet as of January 23rd, 2025 (pre launch of Voluntary Public Exchange Offer). (1) In the contribution analysis year-end 2024 for MPS, fiscal year ending in June 2024 for Mediobanca; (2) Customer loans including reverse repos, (3) Direct funding including bonds and repos, (4) Indirect funding including AuM, AUC and insurance assets ▪ MPS would represent c.60% of the combined entity in terms of customer loans and clients assets MPS – Mediobanca contribution analysis(1) 59% 61% 59% 41% 39% 41% €175bn €153bn €132bn Indirect funding Direct funding Loans due to customers Customer Loans (2) Direct Funding (3) Indirect Funding (4) MPS Mediobanca

Powerful Group Combination thanks to Complementarity of the two Platforms…

	Mediobanca		MPS		Combined
CIB	**Mediobanca** Messier Maris & Associés *(80%)*[1] Armapartners	+	MONTE DEI PASCHI DI SIENA BANCA DAL 1472	=	Combining **"pure IB advisory" capabilities** with a solid **balance sheet** to evolve into a **fully-fledged CIB model** in line with leading players
ASSET GATHERING	**Mediobanca Premier**	+	BANCAWIDIBA	=	**Player at scale** (~1.2k PFA, ~500 bankers, >€50bn TFA) **Distinctive digital platform** to further evolve through **AI investments**, detaching the market
PRIVATE BANKING	**Mediobanca Private Banking**	+	MONTE DEI PASCHI DI SIENA BANCA DAL 1472 **Private Banking**	=	**Larger player** with ~400 private bankers and **enlarged product offer**
CONSUMER FINANCE	**Compass**	+	MONTE DEI PASCHI DI SIENA BANCA DAL 1472 **Retail network**	=	**Leading player** further propelled by capillary **MPS retail network**
INSURANCE	**Assicurazioni Generali** *(13%)*	/	AXA MPS *JV 50%*	►	**Optionality** on **Bancassurance**

MONTE DEI PASCHI DI SIENA
BANCA DAL 1472

Note: Figures from publicly available data or elaborated by MPS on the basis of public available data. FY-24 for MPS, Sept-24 for Mediobanca. (1) Percentage represents voting rights. Including call and put options at 100% for Messier and Associes as of Annual Accounts and Report as at 30 June 2024

28

29 … with an Enhanced Business Mix Retail banking Corporate banking CIB IB Consumer finance Private Banking / WM Insurance 49% 48% 3% MPS (1) Operating profit + 30% 27% 5% 18% 8% 12% Combined (3) Operating profit 19% 40% 15% 26% Operating profit Mediobanca (2) = Note: Figures from publicly available data or elaborated by MPS on the basis of public available data. FY-24 for MPS, fiscal year ending in June 2024 for Mediobanca. Breakdowns exclude corporate centre / holding functions figures. Operating profit calculated as Revenues - Operating costs (excl. LLPs). (1) For MPS, Corporate Banking also includes “Large Corporate & Investment Banking” division; (2) For Mediobanca, CIB includes Corporate Banking and IB; (3) Mediobanca CIB business is broken down between IB (Advisory M&A; Markets, sales and other gains; Capital Markets; Trading Prop) and Corporate Banking (Lending; Specialty Finance) on the basis of revenues Approx. 61% IB and 39% Corporate Banking (3)

Increased Service Offering and Penetration, with Significant Value Creation …

Business Area	Revenues (~€0.3bn)
Retail Banking	▪ **Offering** MPS daily **products** to Compass and Mediobanca Premier clients ▪ **Delivery** of MPS branch network at scale
Investment Banking & Corporate	▪ **Enhanced product offering** combining **advisory capabilities** with a solid **balance sheet** ▪ **Cross-selling** of **IB products and services** (e.g. ECM and DCM) to MPS Corporates and SMEs ▪ Leveraging on respective **competencies** in **specialty finance**
Consumer Finance	▪ Increase **penetration** of **consumer finance products** building on Compass ▪ **Cross-selling** of **ancillary products** (e.g. insurance) thanks to MPS best practices
Asset Gathering	▪ **Accelerated growth** facilitated by immediate achievement of Financial Advisors critical size ▪ **Enhanced product offering** through MB AM products (e.g. alternative investments)
Private Banking	▪ **Alignment** of MPS PB to MB **best practices** ▪ **Enhanced product offering** through MB AM products (e.g. alternative investments)

MONTE DEI PASCHI DI SIENA
BANCA DAL 1472

Notes: Figures from publicly available data or elaborated by MPS on the basis of public available data.

30

... and Cost and Funding Synergies

Business Area	Costs (~€0.3bn) and Funding (~€0.1bn)
Corporate	▪ **Optimization** of **product factories** (e.g., MBFACTA and MPS Factoring, respective NPE workout units) ▪ **Optimization** of overlapping footprint coverage
Consumer Finance	▪ **Rationalization** of existing platforms ▪ **Economies** of **scale** on **digital investments**
Asset Gathering	▪ **Synergies** on **operational platforms** ▪ **Optimization** of **central structures**
Operations	▪ **Streamlining** of IT and operations to reduce **cost to serve** through digitalisation ▪ **Economies** of **scale** on Procurement activity with immediate focus on large service providers ▪ **Centralized** cost governance
Central Functions	▪ Optimization of overlapping **holding functions**
Treasury & Funding	▪ **More balanced** funding mix for the combined entity ▪ Optimization of the wholesale funding structure also leveraging on MPS commercial funding base

~€0.6bn in year-1 pre-tax integration costs – Expected a seamless integration between the two entities

MONTE DEI PASCHI DI SIENA
BANCA DAL 1472

Notes: Figures from publicly available data or elaborated by MPS on the basis of public available data.

31

Value Creation for all Stakeholders

- Enlarged product and service offering for our **Customers**, with scale and ability to support new investments
- Opportunities for our **People** professional growth in an environment with a strong ability to retain, attract, and develop talents
- A catalyst for the development of projects and initiatives in the territories for the benefit of **Communities**, continuing to represent a benchmark model in terms of sustainability
- Better combined fundamentals, enhanced diversification and **Resilient** business mix
- Significant industrial **value creation and synergies** (~€0.7bn pre-tax p.a.)
- **Acceleration** of the use of MPS's DTAs (~€0.5bn p.a.)

Profitability

Pro-forma RoTE at ~14%(1)

Double-digit accretion on adj. EPS(2) for all shareholders

Dividends

Organic capital generation above net income leading to accretive DPS with up to 100% payout ratio

Capital

CET1 ratio PF at ~16%, significantly above 14% mgmt. target

MONTE DEI PASCHI DI SIENA
BANCA DAL 1472

Notes: Figures from publicly available data or elaborated by MPS on the basis of public available data. (1) Assuming run-rate synergies, tangible equity adjusted for DTAs and excess capital at 14%; (2) Assuming run-rate synergies

32

33 Appendix – Supporting Materials of 4Q-24 & FY-24 Results

34 Focus on DTAs Other non-convertible DTAs DTAs on Tax loss carryforwards Convertible DTAs Dec-23 ▪ Stock of DTAs not recorded in Balance Sheet at €1.6bn, entirely composed by DTAs on tax loss carryforwards ▪ Current Italian fiscal regulations do not set any time limit to the use of tax loss carryforwards against the taxable income of subsequent years On and Off Balance Sheet DTAs (€bn) DTAs not recorded in balance sheet Total on balance sheet DTAs 0.5 0.7 0.6 2.6 1.8 0.4 1.4 0.5 1.7 2.4 Sep-24 0.4 1.5 0.6 1.6 2.4 Dec-24

35 Extraordinary Litigations and Extrajudicial Claims 0.66 0.64 0.67 0.23 0.22 0.22 Gross Petitum(1) (€bn) Other civil litigations Extrajudicial claims 0.0 0.0 0.0 0.45 0.45 0.45 Dec-23 Sep-24 Dec-24 Alken civil litigation (2nd degree positive) ▪ Extraordinary litigations and extrajudicial claims stable since December 2023 ▪ A positive trend of civil sentences on disclosure of financial information 2008-2017 NPE proceedings has consolidated. Such trend is confirmed in 2025 with a positive sentence issued by the Court of Appel of Milan on 3 rd February ▪ NPE criminal proceeding, for which the Bank was summoned for civil liability, still at preliminary hearings stage: next hearing on 28th February 2025 ▪ Supreme Courts sentence on Viola/Profumo criminal proceeding expected on 20th February 2025 Notes: (1) Excluding remote risk litigations, in line with IAS 37.86. Criminal proceedings

Reclassified Income Statement

(€m)	4Q-24	3Q-24	4Q-23	FY24	FY23	4Q-24/ 3Q-24 (%)	4Q-24/ 4Q-23 (%)	FY24/ FY23 (%)
Net Interest Income	588	596	604	2,356	2,292	-1.3%	-2.7%	+2.8%
Net fees and commission income	373	356	335	1,465	1,322	+4.9%	+11.4%	+10.8%
Core Revenues	**961**	**952**	**940**	**3,821**	**3,614**	**+1.0%**	**+2.3%**	**+5.7%**
Profit (loss) of equity-accounted investments (AXA)	21	27	30	75	87	-21.1%	-30.2%	-13.1%
Financial revenues (1)	19	24	14	132	84	-18.6%	+33.7%	+57.7%
Other operating net income	-5	5	9	6	13	n.m.	n.m.	-55.5%
Operating Income	**996**	**1,007**	**993**	**4,034**	**3,797**	**-1.0%**	**+0.4%**	**+6.2%**
Personnel expenses	-311	-310	-321	-1,229	-1,180	+0.5%	-3.0%	+4.2%
Other administrative expenses	-121	-116	-120	-469	-488	+4.8%	+1.1%	-3.8%
Depreciations/amortisations and net impairment losses on PPE	-45	-42	-44	-171	-176	+5.4%	+0.5%	-2.5%
Operating Costs	**-477**	**-467**	**-485**	**-1,869**	**-1,843**	**+2.0%**	**-1.7%**	**+1.4%**
Gross operating profit	**520**	**539**	**508**	**2,165**	**1,954**	**-3.7%**	**+2.4%**	**+10.8%**
Net impairment losses for credit risk	-109	-96	-133	-410	-440	+13.5%	-18.0%	-7.0%
Net impairment losses for other financial assets	-1	-1	-3	-7	-3	+22.2%	-62.1%	n.m.
Net operating profit	**409**	**442**	**371**	**1,748**	**1,511**	**-7.5%**	**+10.2%**	**+15.7%**
Net gains/losses on equity investments, PPE and intangible assets at FV, and disposal of investments	3	2	-24	-25	-56	+44.4%	n.m.	-55.7%
Systemic funds contribution	-2	0	0	-78	-134	n.m.	n.m.	-42.0%
DTA Fee	-15	-15	-16	-61	-63	+0.0%	-2.7%	-2.5%
Net accruals to provisions for risks and charges	-32	-22	466	-68	471	+46.6%	n.m.	n.m.
Restructuring costs / one-off costs	-14	-17	-13	-72	-23	-13.9%	+6.7%	n.m.
Pre-tax profit (loss)	**348**	**390**	**784**	**1,445**	**1,707**	**-10.8%**	**-55.6%**	**-15.4%**
Income taxes	37	16	339	506	345	n.m.	-89.2%	+46.7%
Profit (loss) for the period	**385**	**407**	**1,123**	**1,951**	**2,052**	**-5.4%**	**-65.7%**	**-4.9%**

MONTE DEI PASCHI DI SIENA
BANCA DAL 1472

Notes: (1) Financial revenues include: dividends, trading/disposal/valuation/hedging of financial assets.

36

37 Balance Sheet Notes: (1) Other assets include: cash and cash equivalents, derivatives assets, equity investments, tax assets, other assets. Other liabilities include: financial liabilities held for cash trading, derivatives, provisions, tax liabilities, other liabilities. Total Assets(1) (€m) Total Liabilities(1) (€m) Dec-23 Sep-24 Dec-24 QoQ% YoY% Loans to Central banks 527 589 565 -4.0% 7.3% Loans to banks 2,582 2,265 2,068 -8.7% -19.9% Loans to customers 76,816 76,649 77,310 0.9% 0.6% Securities assets 17,277 17,801 17,447 -2.0% 1.0% Tangible and intangible assets 2,483 2,331 2,298 -1.4% -7.5% Other assets 22,930 22,845 22,913 0.3% -0.1% Total Assets 122,614 122,479 122,602 0.1% 0.0% Dec-23 Sep-24 Dec-24 QoQ% YoY% Deposits from customers 80,558 82,160 84,049 2.3% 4.3% Securities issued 10,081 9,090 9,923 9.2% -1.6% Deposits from central banks 13,148 9,016 8,511 -5.6% -35.3% Deposits from banks 1,351 1,227 1,301 6.1% -3.7% Other liabilities 7,497 9,721 7,169 -26.3% -4.4% Group net equity 9,979 11,265 11,649 3.4% 16.7% Non-controlling interests 1 0 0 -25.0% -57.1% Total Liabilities 122,614 122,479 122,602 0.1% 0.0%

38 Lending & Direct Funding Total Lending (€m) Direct Funding (€m) Dec-23 Sep-24 Dec-24 QoQ% YoY% Current accounts 2,756 2,884 2,659 -7.8% -3.5% Medium-long term loans 51,838 50,400 50,705 0.6% -2.2% Other forms of lending 14,219 14,209 15,023 5.7% 5.7% Reverse repurchase agreements 6,230 7,212 7,035 -2.4% 12.9% Impaired loans 1,774 1,944 1,887 -3.0% 6.4% Total 76,816 76,649 77,310 0.9% 0.6% Dec-23 Sep-24 Dec-24 QoQ% YoY% Current accounts 65,446 65,099 67,180 3.2% 2.6% Time deposits 5,948 7,081 7,151 1.0% 20.2% Repos 6,565 7,564 6,800 -10.1% 3.6% Bonds 10,081 9,090 9,923 9.2% -1.6% Other forms of direct funding 2,599 2,416 2,918 20.8% 12.3% Total 90,639 91,249 93,972 3.0% 3.7%

BMPS ESG Commitments and Targets

OUR COMMITMENT	CURRENT ACHIEVEMENTS	OUR KEY OBJECTIVES AND TARGETS FOR 2024-2028
SUSTAINABLE FINANCE AND CLIMATE CHANGE Strengthen the Group's commitment to supporting sustainable transition and reducing direct environmental impacts	▪ - 70 % Scope 1 emissions[1] (2017 vs 2024) ▪ 100% renewable energy since 2012[1] ▪ ~ 25% Social Bonds on total issuances in 2025 ▪ €10bn AuM ESG products in 2024 (~ 42% of total AuM[2]) ▪ ~ 18% of ESG financing of total new lending ▪ Green products set up with incentive for customers	▪ **60% reduction** of Scope 1 emissions (vs. 2017) and **net zero on own operation by 2030** ▪ **Maintain 100%** electricity from renewable sources ▪ ~ 25% issuances of green/social Bond on total issuances over the period 2024-2028 ▪ **>40%** of AuM invested in ESG products since 2024 ▪ **30%** of new medium-long term ESG loans out of total of new lending in 2028 (20% in 2026) ▪ **7.6% of Green Loan (stock) over total lending NBZA sector in 2028**
OUR COMMUNITY Make a positive impact by ensuring opportunities for digital development and sustainable growth for all customers, territories and communities	▪ 21 specialized agrifood centres and road show in 7 Italian Cities - ~ 500 farmers involved ▪ ~ 50 Financial education /gender equality/economic violence training	▪ **Support to SMEs in the sustainable transition** with focus **on agrifood sector** ▪ **Social role of the Bank** for people and business in the territories ▪ **Financial education programs, pension advice and financial planning** ▪ **Micro-finance solutions for borrowers delivering positive social impact** ▪ Increase digitalitasation **>90%** Adoption of digital signature and **>70%** Digitalised communications
OUR PEOPLE Protect and develop the potential of human capital in an inclusive environment	▪ ESG training for ~98% of employees ▪ 38% roles of responsibility held by women in 2024 ▪ 54% of total workforce, 47% in Board of Directors ▪ ~ 600 women in Leadership Program (since 2020) ▪ Gender Equality Certification since 2023 and Gender Equality and Anti-Harassment Policy published	▪ Incorporate ESG into the performance review process **for all employees** ▪ **Promote ESG culture** with ESG training and awareness programmes for all employees ▪ **40% women** in management positions from 2026 ▪ **Career path and flexibility options to support women in leadership roles** ▪ **Formalise Anti-harassment policy** and **Gender Equality Certification UNI/PdR 125:2022**
OUR INTEGRITY Promote governance that fosters customer and stakeholder relationships based on accountability and transparency	▪ ESG KPI embedded in performance management and variable incentive schemes since 2023 ▪ NZBA Target on 5 priority high emitting sector covering 90% of high emissions sectors (NZBA perimeter) and Phase out from coal sector already achieved	▪ Include **ESG KPIs across compensation systems** ▪ **Full integration of ESG criteria** into strategic, management and risk management processes ▪ Develop **monitoring of ESG KPIs** with the creation of dedicated dashboards ▪ Achieve objectives related to **voluntary membership of PRB and NZBA (NZBA targets on priority high emitting sectors** by 1Q-25)

Notes: (1) Own Emission: Banca MPS and Widiba. (2) As of September 2024.

MONTE DEI PASCHI DI SIENA
BANCA DAL 1472

39

40 Decarbonisation Targets extended to other two NZBA sectors Following its membership of the Net-Zero Banking Alliance (NZBA) of 2022, BMPS has identified further decarbonisation objectives for its lending portfolios for two other high emission intensity sectors to support the carbon neutrality by 2050 ▪ Deeply rooted in our business strategy across planning, compensation system, credit strategies, risk management models and the strengthening of commercial focus on green products and the setting up of an incentive framework for customer ▪ Extended commitment to other two high emission intensity key sectors ▪ The targets were defined on the basis of climate scenarios IEA NZE 2050 and the emission baseline of the loan portfolio as at December 2023 ▪ …. After the first targets defined in 2023 for three high carbon-intensive sectors and the phase out strategy from the coal sector ▪ Covering approximately 90% of the financed emissions(1) of the NZBA emission-intensive sectors Notes: (1) Financed Emission are represented by taking into account the Scope 1 and 2 emissions for each sector, adding the Scope 3 emission of the Oil & Gas and Automotive sectors only (only the auto producers share) – Baseline 31 12 2023. Target Scope Cement -23.6% 1+2 Aluminium -9.1% 1+2 Target Scope Iron & Steel -29.0% 1+2 Oil & Gas -40.0% 1+2+3 Power Gen -77.0% 1+2 Coal 0 €m 1+2+3